Mail Stop 3561

March 20, 2008

James H. DeGraffenreidt, Jr.
Chief Executive Officer
WGL Holdings, Inc. and Washington Gas Light Company
101 Constitution Ave., N.W.
Washington D.C. 20080

> **Re:** **WGL Holdings, Inc. and Washington Gas Light Company**
> **Form 10-K for the period ended September 30, 2007 filed November 27, 2007**
> **Form 8-K for the period ended December 13, 2007 filed December 18, 2007**
> **DEF 14A filed January 22, 2008**
> **Form 8-K for the period ended February 4, 2008 filed February 5, 2008**
> **Form 10-Q for the period ended December 31, 2007 filed February 11, 2008**
> **File No. 000-49807**

Dear Mr. DeGraffenreidt:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data

Regulated Operations, page 78

1. We note in connection with the implementation of your Business Process Outsourcing plan you purchased $14.3 million of software and licenses from the service provider and made a payment of $9.2 million to the service provider for future transformation services for total expenditures of $23.5 million. In connection with this purchase you recorded a regulatory asset of $11.2 million for initial implementation costs, $5.6 million for costs

allocable to Maryland. We also noted on page 86 an additional $8.4 million regulatory asset was recorded for related severance costs allocable to Maryland and Virginia. Please clarify how you have accounted for the entire $23.5 million in initial implementation expenditures. In addition, please identify the portion of severance costs allocable to Maryland. Explain in detail how you have met the asset recognition criteria in Statement no. 71 with regard to your costs incurred which were allocated to Maryland. Please provide to us your regulatory assessment regarding this issue. Also, you may refer to EITF Issue no. 93-4. We may have further comment.

2. We note your discussion on page 62 regarding the request by the PSC of DC to remove the costs related to three HHC injection facilities from the rate case. Please summarize for us their decision regarding this issue to remove the costs from rate case and explain to us in detail why you believe such costs will be recoverable in future proceedings.

Asset Retirement Obligation, page 83

3. Please explain why the timing differences (rate recovery vs. accretion and depreciation) related to your asset retirement obligations are recorded to the accrued asset removal cost line as opposed to separate presentation in your regulatory asset footnote on page 79.

4. To the extent applicable, please disclose the fair value of assets that are legally restricted for purposes of settling asset retirement obligations. Reference is made to SFAS 143 paragraph 22(b).

Note 13. Stock Based Compensation, page 103

5. We note in the last paragraph on page 104 you disclose your October 1, 2007, performance share grant. The disclosure appears to imply only performance units, payable only in cash, were issued while Form 8-K filed October 5, 2007 indicates performance shares were also granted. Please clarify for us or revise your disclosure in future filings to reflect you October 1, 2007 performance share grant.

6. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Item 11. Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

7. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. DeGraffenreidt's total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Potential Payments upon Termination or Change in Control, page 37

8. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Senior Accountant, at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director